Exhibit 99.17

Bureau of Cannabis Control (833) 768-5880 Adult-Use and Medicinal - Distributor License Provisional LICENSE NO: C11-0000031-LIC LEGAL BUSINESS NAME: CA Manufacturing Solutions, LLC PREMISES: 1637 W CENTRAL AVE LOMPOC, CA 93436 VALID: 5/1/2019 EXPIRES: 4/30/2022 Non-Transferable Prominently display this license  as required by Title 16 CCR § 5039

Scan to verify this license. Valid: 5/1/2019 Expires: 4/30/2022 License No: C11-0000031-LIC Legal Business Name: CA Manufacturing Solutions, LLC Premises Address: 1637 W CENTRAL AVE LOMPOC, CA 93436 1.  Use your smartphone camera to scan the QR code for licensing information. 2.  If your camera doesn’t have scanning functionality, you can look up a location at CApotcheck.com using license number C11-0000031-LIC.